

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Thomas Powers
Chief Executive Officer
Findit, Inc.
5051 Peachtree Corners Circle, #200
Peachtree Corners, GA 30092

>   **Re: Findit, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed February 7, 2023**
>   **File No. 000-56345**

Dear Thomas Powers:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Thomas C. Cook, Esq.